United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Vale informs results of independent examination

Rio de Janeiro, June 28, 2024 – Following press releases dated April 8[1] and 19[2], 2024, Vale S.A. (“Vale” or the “Company”) informs that the examination of the conformity of works related to the current CEO’s succession has been completed. The analysis was performed independently by TozziniFreire Advogados (“TozziniFreire”), which verified the facts related to the aforementioned succession process, according to best practices, based on interviews, data and internal documents and other records until March 31, 2024.

TozziniFreire's conclusion, presented on this date to Vale's Board of Directors, was that the Company's governance was respected in compliance with the powers provided for in the Bylaws, policies and internal regulations regarding the procedures adopted for deliberations on the CEO's succession process. In relation to the aforementioned process and, therefore, the actions of the people involved in it, no evidence of acts performed in conflict of interest and/or of authorship of undue disclosure of Company information was identified.

Gustavo Duarte Pimenta

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Mariana Rocha: mariana.rocha@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

Pedro Terra: pedro.terra@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

[1] With the title “Vale clarifies about press article”, available here.

[2] With the title “Vale clarifies on the resignation of a Board member”, available here.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: June 28, 2024		Director of Investor Relations